                                                     Registration No. 333-25987
                                               Filed Pursuant to Rule 424(b)(1)
PROSPECTUS

                                516,387 SHARES

                                METATOOLS, INC.

                               ----------------

                                 COMMON STOCK

                               ----------------

  This Prospectus relates to the public offering, which is not being underwritten, of up to 516,387 shares of Common Stock, par value $0.001 per share (the "Shares"), of MetaTools, Inc. ("MetaTools" or the "Company"), which may be offered from time to time by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). The Company will receive no part of the proceeds of such sales. All of the Shares were originally issued by the Company in connection with the Company's acquisition of Real Time Geometry Corp. ("RTG") pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by
Section 4(2) thereof. None of the Shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

  The Shares may be offered by the Selling Stockholders from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, or otherwise. See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Stockholders" and "Plan of Distribution."

  The Company is in the process of obtaining stockholder consent in order to merge with Fractal Design Corporation, a California corporation ("Fractal"). See "Recent Developments--Fractal Merger."

  The Company's Common Stock is listed on the Nasdaq National Market under the symbol "MTLS." On May 2, 1997, the last sale price of the Company's Common Stock was $10 7/8 per share.

                               ----------------

 SEE "RISK FACTORS" ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD
                    BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               ----------------

  The Securities and Exchange Commission (the "Commission") may take the view that, under certain circumstances, the Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The Company and the Selling Stockholders have agreed to certain indemnification arrangements. See "Plan of Distribution."

                               ----------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is May 5, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov. The Common Stock of the Company is listed on the Nasdaq National Market, and such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                            ADDITIONAL INFORMATION

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

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

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by the Company (File No. 0-27168) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended on April 25, 1997;

    (2) The Company's Joint Proxy Statement/Prospectus dated April 25, 1997;

    (3) The Company's Current Report on Form 8-K, filed with the Commission on January 15, 1997 and amended on March 11, 1997; and

    (4) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on October 25, 1995.

  All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus to the extent required and to be a part of this Prospectus from the date of filing of such reports and documents.

  Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to MetaTools, Inc., 6303 Carpinteria Avenue, Carpinteria, California 93013, Attn: Investor Relations (telephone (805) 566-
2600).

                                  THE COMPANY

  MetaTools, Inc. ("MetaTools" or the "Company") is a leading provider of visual computing and graphics software and technologies for professionals and consumers for Windows, Macintosh and other digital editing operating systems. MetaTools designs, develops, publishes, markets and supports visual computing software tools and technologies for the creation, editing, and manipulation of computer graphic images, digital art, and Internet/online content. These tools enable desktop publishers, production artists, multimedia developers, creative directors, film and video producers, web site designers, digital imagers and photographers (collectively, "Creative Professionals") and consumers to produce and enhance still images, animations, 2D and 3D graphics, digital video and special effects. Uses of the materials produced include print and broadcast advertising, merchandising materials, electronic entertainment, business presentations, film and video special effects, games and Internet/online graphics, such as for web sites. The Company offers two principal product types consisting of stand-alone applications and plug-in extensions. The Company's plug-in extensions work with and extend the capabilities of widely available computer graphic imaging and Internet/online design application platforms, including Adobe Systems, Inc.'s PhotoShop, Illustrator, After Effects, and Premiere products; Autodesk, Inc.'s Animator Studio and 3D Studio products; Corel Corporation's PhotoPaint; Fractal Design Corporation's Painter; Macromedia, Inc.'s Freehand and X-Res products; and Micrografx, Inc.'s Picture Publisher.

  The Company was founded in March 1987 as Harvard Systems Corp., a California corporation, and shortened its name to HSC Software Corp. in August 1993. The Company changed its name to MetaTools, Inc. in September 1995 and reincorporated into Delaware in December 1995.

                              RECENT DEVELOPMENTS

FRACTAL MERGER

  MetaTools and Fractal have entered into an Agreement and Plan of Reorganization, dated as of February 11, 1997 (the "Reorganization Agreement") among MetaTools, Fractal and Rook Acquisition Corp., a wholly-owned subsidiary of MetaTools ("Merger Sub"). Pursuant to the Reorganization Agreement, Merger Sub will merge with and into Fractal, Fractal will become a wholly-owned subsidiary of MetaTools, the name of MetaTools will be changed to "MetaCreations Corporation" (the "Combined Company"), and each outstanding share of Common Stock of Fractal, $0.001 par value ("Fractal Common Stock") will be converted into 0.749 shares of the Common Stock of MetaTools (the "Exchange Ratio") (collectively, the "Merger"). Each outstanding option to purchase Fractal Common Stock under Fractal's stock option plans will be assumed by MetaTools and will become an option to purchase Common Stock of MetaTools, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio. Based on the number of shares of Fractal Common Stock outstanding as of April 21, 1997, a total of 9,021,080 shares of MetaTools Common Stock will be issued in connection with the Merger. The Merger is expected to be consummated on or about May 29, 1997.

  Fractal is a publicly held software company based in Scotts Valley, California that provides software tools for the creation, editing and manipulation of computer graphics images and digital art. Fractal's principal product, Painter for Macintosh and Windows, is used primarily by artists, graphics professionals and animators in a number of industries, including print and electronic publishing, print and broadcast advertising and entertainment and content development. Creative Professionals use Painter and other Fractal products, such as Ray Dream Studio and Expression, to create and modify images for brochures, books, magazines and print and broadcast advertisements, to provide on-screen graphics for television broadcasts, to edit digital video projects and create animation, to develop multimedia content and to author web pages for the Internet.

  On May 2, 1997, the last practicable date prior to the filing of this Registration Statement, the closing price per share of MetaTools Common Stock as reported on Nasdaq was $10 7/8 and the closing price of Fractal Common Stock as reported on Nasdaq was $5.00. The acquisition of Fractal will be accounted for by MetaTools by using the pooling of interests method of accounting.

  The acquisition of Fractal is subject to certain risks. These risks include
(i) difficulty in the integration of operations of MetaTools and Fractal, (ii) a potential adverse effect on the Company's financial results and (iii) a potential dilutive effect to the Company's stockholders. See the Company's Joint Proxy Statement/Prospectus dated April 25, 1997, including under the heading "Risk Factors." See also "Risk Factors--Managements of Potential Growth; Integration of Potential Acquisitions" and "--Uncertainty as to the Future of the Macintosh Platform and Apple Computer" herein.

  Effective upon the closing of the Merger, the Company intends to change its Nasdaq listing symbol from "MTLS" to "MCRE."

  The respective obligations of each party to the Reorganization Agreement to effect the Merger are subject to the satisfaction at or prior to the effective time of the Merger of the following conditions: (a) certain approvals by the stockholders of MetaTools and the shareholders of Fractal shall have been obtained, (b) the SEC shall have declared the Company's Registration Statement on Form S-4 effective and no stop order suspending the effectiveness of the Registration Statement on Form S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the MetaTools/Fractal Joint Proxy Statement shall have been initiated or threatened in writing by the SEC, (c) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and all waiting periods, if any, under the Hart Scott Rodino Act relating to the transactions contemplated by the Reorganization Agreement will have expired or terminated early, (d) MetaTools and Fractal each shall have received written opinions from legal counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (e) the shares of Combined Company Common Stock issuable to shareholders of Fractal pursuant to the Reorganization Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq and (f) each of MetaTools and Fractal shall have received a letter from its outside auditor regarding the appropriateness of pooling of interest accounting for the Merger.

  In addition, the obligation of Fractal to consummate and effect the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Fractal: (a) the representations and warranties of MetaTools and Merger Sub contained in the Reorganization Agreement shall be true and correct, (b) MetaTools and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by them on or prior to the effective time of the Merger, and (c) no material adverse effect with respect to MetaTools shall have occurred since the date of the Reorganization Agreement.

  Further, the obligations of MetaTools and Merger Sub to consummate and effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by MetaTools: (a) the representations and warranties of Fractal contained in the Reorganization Agreement shall be true and correct,
(b) Fractal shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by it on or prior to the effective time of the Merger, (c) no material adverse effect with respect to Fractal shall have occurred since the date of the Reorganization Agreement, (d) holders of more than 4.9% of the outstanding shares of Fractal Common Stock shall not have exercised, nor shall they have a continued right to exercise, appraisal, dissenters' or similar rights under applicable law with respect to their shares by virtue of the Merger and (e) certain Fractal employees shall have entered into noncompetition agreements and such agreements shall be in full force and effect.

SPECULAR ACQUISITION

  On April 6, 1997, MetaTools entered into an agreement (the "Specular Acquisition Agreement") to acquire Specular International Ltd. ("Specular"), a privately held software company based in Amherst, Massachusetts, which develops and markets 3D animation and graphic design tools for professionals and consumers. The acquisition of Specular was consummated on April 15, 1997. MetaTools believes that the acquisition of Specular will help accelerate the adoption of MetaTools' RTG technology in the marketplace. The acquisition is intended to further extend MetaTools' professional 3D graphic design tools as well as its ability to participate in the expansion of broad application areas that will utilize 3D graphics technology. Specular's software technologies are currently available on the Windows and Macintosh platforms through products such as "Infini-D" and "LogoMotion."

  In order to acquire Specular, MetaTools issued 546,781 shares of MetaTools Common Stock, plus $1,000,000 in cash, in exchange for all outstanding shares of Specular capital stock. MetaTools also issued 450,000 non-qualified stock options to purchase MetaTools Common Stock to Specular employees. The options issued in this transaction have an exercise price of $7 per share, the fair market value of the MetaTools Common Stock on April 14, 1997, the trading date immediately prior to the issuance date and will vest over three or four years. The acquisition of Specular will be accounted for by MetaTools by using the purchase method of accounting. MetaTools expects to incur expenses of approximately $7 million during its second quarter ended June 30, 1997, related to the write-off of acquired in-process research and development, the closing of Specular's Amherst facility and other costs related to the transaction. MetaTools plans to relocate approximately 17 of Specular's existing engineering and product management personnel to Princeton, New Jersey for consolidation with MetaTools' RTG lab and facilities. MetaTools will continue to market Specular's professional 3D modeling software targeted at video professionals while expanding distribution of certain Specular consumer products. MetaTools plans to close Specular's Amherst, Massachusetts headquarters and lay-off and provide severance to approximately 18 personnel in operations, accounting and sales positions. Pursuant to the Agreement of Merger, Fractal has provided its written consent to the acquisition of Specular.

  The acquisition of Specular is subject to certain risks. These risks include
(i) Specular's experience of net losses in each of the 1992, 1993, 1995 and 1996 fiscal years, (ii) the fact that during fiscal 1996 approximately 94% of Specular's net revenues were from sales of products for use on the Macintosh platform and (iii) the potential disruptive impact of the relocation of the Specular personnel from Amherst, Massachusetts to Princeton, New Jersey. See "Risk Factors--Managements of Potential Growth; Integration of Potential Acquisitions" and "--Uncertainty as to the Future of the Macintosh Platform and Apple Computer."

METATOOLS QUARTERLY RESULTS

  On April 17, 1997, MetaTools announced its final earnings for its first quarter ended March 31, 1997. Net revenues for the first quarter ended March 31, 1997, were $6.2 million, as compared to $5.5 million for the quarter ended March 31, 1996, and gross profit for the quarter ended March 31, 1997 was $5.4 million, or 87% of net revenues, as compared to $4.4 million, or 80% of net revenues, for the quarter ended March 31, 1996. Net income for the quarter ended March 31, 1997, was $81,000, or $0.01 per share, compared with net income of $724,000 or $0.06 per share, for the quarter ended March 31, 1996.

  MetaTools experienced slower revenue growth in the first quarter of 1997 compared with 1996 due to the delay in expected shipment of the OEM version of MetaTools' new consumer digital photo product, Kai's Photo Soap, to the second quarter of 1997, combined with the general weakness in the domestic retail software market for graphics products. Expected increased operating expenses from the acquisition of RTG in December 1996 also contributed to lower earnings in the first quarter of 1997 compared to 1996.

  In addition, Fractal currently estimates that net revenue for its fourth quarter ended March 31, 1997 will be between $6.7 and $7.2 million compared to $9.3 million for the quarter ended March 31, 1996. Fractal currently estimates that it will report a net loss between $(0.05) and $(0.0l) per share compared to earnings of $0.10 per share for the quarter ended March 31, 1996. Fractal attributes the lower fourth quarter results to lower than anticipated order volume in the fourth quarter and an unexpected disruption at its manufacturing and fullfillment provider, which caused up to $2 million in customer orders to remain unshipped prior to the close of the quarter.

  Fractal's sole third-party manufacturing and fullfillment provider ceased operations unexpectedly near the end of the quarter. Although Fractal was able to relocate its inventory and resume manufacturing and fullfillment functions with another manufacturer, it was determined after the end of the quarter that, due to the high volume of manufacturing and shipments in the final week of the quarter, orders in the aggregate of approximately $2 million were not shipped prior to the end of the quarter. After completing a physical inventory, the manufacturer has been instructed to ship the remaining orders as quickly as possible. See "Risk Factors--Fluctuations in Quarterly Results" and "Dependence on Distributors and on Other Third Parties."

  Fractal's final results for its fourth quarter ended March 31, 1997 are expected to be announced on or about April 28, 1997.

  The above quarterly results of Fractal are preliminary and constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Among the factors which could affect final operating results are any accounting adjustments required in connection with Fractal's closing of financial results for its quarter ended March 31, 1997. See also "Risk Factors."

                          FORWARD-LOOKING STATEMENTS

  This Prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this Prospectus under "Risk Factors."

                                 RISK FACTORS

  The Shares offered hereby are speculative in nature and involve a high degree of risk. The following risk factors should be considered carefully, in addition to the other information contained in the documents incorporated by reference herein, before purchasing the Common Stock offered hereby:

INTEGRATION OF METATOOLS AND FRACTAL OPERATIONS; ADVERSE EFFECT ON FINANCIAL RESULTS

  The consummation of the Merger is subject to several conditions, including the approval of MetaTools stockholders and Fractal shareholders, and there can be no assurance that the Merger will be approved. See "Recent Developments-- Fractal Merger." In addition, the realization of the benefits sought from the Merger depends on the ability of the Combined Company to utilize product development capabilities, sales and marketing capabilities, administrative organizations and facilities better than either MetaTools or Fractal could do separately. There can be no assurance that these benefits will be achieved or that the activities of MetaTools and Fractal will be integrated in a coordinated, timely and efficient manner. The combination of the two organizations also will require the dedication of management resources, which will temporarily detract such persons' attention from the day-to-day business of the Combined Company. There can be no assurance that the integration will be completed without disrupting MetaTools' and Fractal's businesses. The inability of MetaTools and Fractal to better utilize resources and to achieve integration in a timely and coordinated fashion could result in a material adverse effect on the Combined Company's financial condition, operating results and cash flows. Following the Merger, the Combined Company intends to seek to reduce operating costs over time by eliminating duplicative operations and facilities that would otherwise have been required by each of the two companies operating on a stand-alone basis. There can be no assurance that these steps actually will reduce costs to the extent, or as quickly, as planned or that these steps will not adversely affect future revenues and results of operations. These reductions also could have a material adverse effect on employee morale and on the ability of the Combined Company to retain key management, engineering and sales and marketing personnel critical to the Combined Company's future operations.

  MetaTools and Fractal estimate that in connection with the Merger they will incur direct transaction costs that currently are estimated to be approximately $4.2 million, which primarily represent fees and expenses of investment bankers, attorneys, accountants, consultants and financial printers. In addition, MetaTools anticipates incurring an additional charge upon consummation of the Merger of approximately $4.8 million to reflect costs and expenses relating to integrating the two companies. All transaction costs will be charged to the Combined Company's operations upon consummation of the Merger or as incurred. Should the Merger not be consummated, each company will charge its operations with its own direct transaction expenses in the period incurred. These fees (excluding any breakup fees payable) are estimated to be approximately $1,000,000 and $500,000 for MetaTools and Fractal, respectively. These estimates are preliminary and therefore subject to change. In addition, if approved by the stockholders of MetaTools, MetaTools will undergo a name change in connection with the Merger. Such name change may cause confusion in the marketplace and will result in an increase in near-term costs, attributable to repackaging and redistributing the products of the Combined Company and various other costs associated with the name change. Going forward, if the anticipated savings in operating costs are not achieved, or if the Merger has other adverse effects that are not currently anticipated, the Merger could result in a reduction in per share earnings of the Combined Company as compared to the per share earnings that either or both of the companies would have achieved if the Merger had not occurred. Furthermore, even if the effects of the Merger prove to be as anticipated, there can be no assurance that future earnings will not be adversely affected by any number of economic, market or other factors that are not related to the Merger.

  The Combined Company also expects to incur expenses of approximately $7 million during the quarter ending June 30, 1997, related to the write-off of acquired in-process research and development, the closing of Specular's Amherst, Massachusetts facility and other costs related to the transaction. Separately, given the recent general weakness in the domestic retail software market for graphic products, MetaTools and Fractal believe that near-term benefits from the Merger may be more difficult to achieve.

POTENTIAL DILUTIVE EFFECT OF MERGER TO STOCKHOLDERS

  Although MetaTools and Fractal believe that beneficial synergies will result from the Merger, there can be no assurance that the combining of the two companies' businesses, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently, or as to the period of time required to achieve such result. The issuance of Common Stock of MetaTools in connection with the Merger may have the effect of reducing the Combined Company's net income per share from levels otherwise expected and could reduce the market price of the Combined Company's Common Stock unless revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved.

FLUCTUATIONS IN QUARTERLY RESULTS

  MetaTools and Fractal have experienced in the past and expect in the future to continue to experience significant fluctuations in quarterly operating results. For example, MetaTools announced net revenues for the quarter ended March 31, 1997 of $6.2 million compared to $5.5 million for the quarter ended March 31, 1996, and earnings per share for the quarter ended March 31, 1997 of $0.01 per share compared to $0.06 for the quarter ended March 31, 1996. Fractal currently estimates that net revenues for the quarter ended March 31, 1997 will be between $6.7 and $7.2 million compared to $9.3 million for the quarter ended March 31, 1996 and loss per share for the quarter ended March 31, 1997 is expected to be between $(0.05) and $(0.01) cents compared to earnings of $0.10 per share for the quarter ended March 31, 1996. There can be no assurance that the Company's future revenues, operating results and cash flows will not also vary substantially. The Company generally ships products as orders are received and, therefore, has little or no backlog. As a result, quarterly revenues, operating results and cash flows of the Company will generally depend on a number of factors that are difficult to forecast, including, among others, the volume and timing of and ability to fulfill orders received within a quarter. Quarterly revenues, operating results and cash flows also may fluctuate due to factors such as demand for the Company's products; introduction, localization or enhancement of products by the Company and its competitors; customer or distributor order deferrals in anticipation of new versions of products; market acceptance of new products; reviews in the industry press concerning the products of the Company or its competitors; changes or anticipated changes in pricing by the Company or its competitors; the mix of distribution channels through which products are sold; the mix of products sold; returns from distributors; and general economic conditions. Revenues, operating results and cash flows from the Company's products also may be negatively affected by delays in the introduction or availability of new hardware and software products from third parties. The Company experiences some effect of seasonality in its business, as demand for its products tends to increase during the quarter ending December 31 as a result of timing of year-end holiday season buying. Quarterly revenues, operating results and cash flows may also be adversely affected by financial and other difficulties of the Company's third party manufacturers and fulfillment providers. Quarterly revenues, operating results and cash flows may also be adversely affected by financial and other difficulties of the Company's third party manufacturers and fulfillment providers.

  As is common in the software industry, the Company's experience has been that a disproportionately large percentage of shipments in each fiscal quarter occurs in the latter half of the third month of that quarter. Because the Company's staffing and other operating expenses are based in part on anticipated net revenues, a substantial portion of which may not be realized until shortly before the end of each fiscal quarter, delays in the receipt or shipment of orders, including delays that may be occasioned by failures of third party product fulfillment firms to produce and ship products, can cause significant variations in revenues, operating results and cash flows from quarter to quarter. The Company may also be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues from the Company's products in relation to expectations could have an immediate adverse impact on business, operating results, financial condition and cash flows of the Company. In addition, the Company currently intends to increase its operating expenses to fund greater levels of research and product development, to increase its sales and marketing operations and to expand distribution channels. To the extent that such expenses precede, or are not subsequently followed by, increased revenues, the business, operating results, financial condition and cash flows of the Company will be materially and adversely affected.

  Due to the foregoing factors, operating results for the Company have in the past fallen below the expectations of securities analysts and investors, and it is likely that the operating results of the Company for some future quarters will again fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock could be materially and adversely affected.

UNCERTAINTY AS TO THE FUTURE OF THE MACINTOSH PLATFORM AND APPLE COMPUTER

  Apple Computer, Inc. ("Apple Computer") has recently experienced significant financial difficulties and losses in market share and acceptance. On April 16, 1997, Apple Computer announced a substantial loss of approximately $708 million for its second fiscal quarter of 1997 due to the purchase of NeXT Software Inc. and certain restructuring charges including layoffs. This and previous announcements, and the overall perception of Apple Computer's prospects and continuing commercial vitality, may negatively affect the Company's Macintosh-based business. In particular, the Company has experienced declining momentum in sales of its Macintosh-based products compared to sales of its Windows-based products and historic Macintosh sales. The Company attributes this decline in part to uncertainty regarding the future of Apple Computer and the Macintosh environment.

  Although the Company offers its principal products on both the Windows and Macintosh platforms, a significant percentage of the sales of its products to date has been for the Macintosh platform, which historically has been a popular platform among art and graphics professionals. During calendar 1996 approximately 37% of the Company's net revenues were from the sales of product versions for use exclusively on the Macintosh platform. To the extent that other operating systems, such as Windows 95 and Windows NT, continue to become more prevalent among the Company's customers, the Company will be required to modify its development, personnel recruiting, marketing and distribution efforts to more effectively address these platforms; however, there can be no assurance that the Company will be able effectively to do so. In addition, on April 16, 1997, the Company acquired Specular, and the Company expects its merger with Fractal to be consummated on May 29, 1997. During fiscal 1996, approximately 94% of Specular's and 63% of Fractal's net revenues were from the sales of products for use on the Macintosh platform, respectively. See "Recent Developments--Fractal Merger and --Specular Acquisition."

  Fractal and Specular depend upon Altura Software ("Altura") for software and technical assistance in the porting of software applications from the Macintosh to other platforms, including Windows 95 and Windows NT. To the extent that the decline in the Macintosh platform adversely affects Altura and its ability to provide these services to Fractal and Specular, the Company's ability to introduce versions of its products on these platforms on a timely basis would be substantially impaired. See "--Dependence on Distributors and on Other Third Parties."

MANAGEMENT OF POTENTIAL GROWTH; INTEGRATION OF POTENTIAL ACQUISITIONS

  In recent years, the Company has experienced expansion of its operations that have placed significant demands on its administrative, operational and financial resources. The Company's acquisition of RTG in December 1996 has placed significant demands on the Company's administrative, operational and financial resources, which demands will affect the Company. On April 5, 1997, MetaTools acquired Specular. The acquisition of Specular is subject to certain risks. These risks include (i) Specular's experience of net losses in each of the 1992, 1993, 1995 and 1996 fiscal years; (ii) the fact that during fiscal 1996 approximately 94% of Specular's net revenues were from the sales of products for use on the Macintosh platform and (iii) the potential disruptive impact of the relocation of the Specular personnel from Amherst, Massachusetts to Princeton, New Jersey. See "Recent Developments--Specular Acquisition." In addition, the Company's proposed merger with Fractal is subject to certain risks. These risks include (i) difficulty in the integration of operations of MetaTools and Fractal, (ii) a potential adverse effect on the Company's financial results and (iii) a potential dilutive effect to the Company's stockholders. See "--Integration of MetaTools and Fractal Operations; Adverse Effect on Financial Results" and "Recent Developments--Fractal Merger." To manage future growth, if any, the Company must improve its financial and management controls, management processes, business and management information systems and procedures on a timely basis and expand, train and manage its work force.

There can be no assurance that the Company will be able to perform such actions successfully. The Company intends to continue to invest in improving its financial systems and controls in connection with higher levels of operations. In the future, the Company may make additional acquisitions of complementary companies, products or technologies. Managing acquired businesses entails numerous operational and financial risks, including difficulties in assimilating acquired operations, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees or customers of acquired operations. The Company's success will depend, to a significant extent, on the ability of its executive officers and other members of senior management to respond to these challenges effectively. There can be no assurance that the Company will be able to effectively achieve and manage any such growth, or that its management, personnel or systems will be adequate to support the Company's operations. Any such inabilities or inadequacies would have a material adverse effect on the Company's business, operating results, financial condition and cash flows.

PRODUCT TRANSITIONS AND PRODUCT RETURNS

  From time to time, the Company and its competitors may announce new products, product versions, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. MetaTools and Fractal have historically experienced increased returns of a particular product version following the announcement of a planned release of a new version of that product. Although the Company provides allowances for anticipated returns, there can be no assurance that product returns will not exceed such allowances in the future. The Company has from time to time offered free upgrades to customers who purchased a product following announcement of a new release and before shipment of the new version of that product. Such offers can have a negative effect on revenues, operating results and cash flows. In addition, the Company may offer price discounts for new products and product releases in order to facilitate market acceptance, which also negatively impacts revenue, operating results and cash flows. Moreover, the announcement of currently planned or other new products may cause customers to delay their purchasing decisions in anticipation of such products. Any of the foregoing could have a material adverse effect on the business, operating results, financial condition and cash flows of the Company.

PRODUCT CONCENTRATION; LACK OF PRODUCT REVENUE DIVERSIFICATION

  A substantial percentage of MetaTools' and Fractal's revenues to date have been derived from a limited number of products, and such products are expected to continue to account for a substantial majority of the Company's revenues in the near term. Fractal currently markets six products, Painter, Ray Dream Studio/Designer, Expression, Detailer, Dabbler and Poser. Revenues from Painter have been the primary source of Fractal's net revenues since inception and currently are expected to constitute a substantial portion of Fractal's net revenues for the foreseeable future. Collective sales of Kai's Power Goo, Kai's Power Tools and Bryce accounted for a substantial majority of the Company's net revenues in 1996. Continued market acceptance of MetaTools' and Fractal's primary products are therefore critical to the future success of the Company. Any decline in demand for or failure to achieve continued market acceptance of such products or any new version of these products, if any, as a result of competition, technological change, failure of the Company to timely release new versions of these products, or otherwise, could have a material adverse effect on the business, operating results, financial condition and cash flows of the Company.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON AND NEED FOR NEW PRODUCTS AND PRODUCT VERSIONS; POTENTIAL DELAYS IN PRODUCT RELEASES

  The market for visual computing graphics software products, and the personal computer industry in general, is characterized by rapidly changing technology, resulting in short product life cycles and strong pricing pressures. As a result, the success of the Company depends substantially upon its ability to continue to enhance its existing products, to develop and introduce in a timely manner new products incorporating technological advances and to meet increasing customer expectations. To the extent one or more competitors introduce products that better address customer needs, the Company's business could be adversely affected. There can be no assurance that the Company will be successful in developing and marketing enhancements to its existing products or new products on a timely basis or that any new or enhanced products will adequately address the changing needs of the marketplace. Also, negative reviews of the Company's new products or product versions in industry publications could have a material adverse effect on product sales.

  The Company intends to continue to significantly increase its research and development expenditures. For example, the RTG and Specular acquisitions will result in an increase in research and development costs as compared to prior periods. To the extent such increases are not accompanied by increased revenues, the Company's business, operating results, financial condition and cash flows would be materially adversely affected. The Company has supplemented its research and development efforts by exclusively licensing products developed by or co-developed with third parties. There can be no assurance that the Company will be able to continue to obtain such outside product development capabilities on terms favorable to the Company or at all. If the Company was unable to maintain existing development arrangements or to attract new product development partners, then the Company would, at a minimum, have to further increase its research and development expenditures, which could have a material adverse effect on the Company's business, operating results, financial condition and cash flows. In addition, there can be no assurance that such additional research and development expenditures would result in the production of commercially acceptable products.

  The Company also depends upon internal efforts for the development of new products and product enhancements. The Company has in the past experienced delays in the development of new products and product versions. There can be no assurance that the Company will not experience further delays in connection with the current product development or future development activities. Also, software products as complex as those offered by the Company may contain undetected errors when first introduced or as new versions are released. The Company has in the past discovered software errors in certain of their new products and enhancements after the introduction of these products. There can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments, resulting in adverse product reviews and a loss of or delay in market acceptance, which could have a material adverse effect upon the Company's business, operating results, financial condition and cash flows.

  The Company is expending significant resources to develop the in-process research and development obtained in the acquisition of RTG. Presently, the Company employs 22 people and leases a 6,000 square foot office in Princeton, New Jersey, dedicated toward these activities. In addition, the Company anticipates capital expenditures in excess of $1 million during 1997 for computer and office equipment and furniture to support these development activities. The market for visual computing graphics software products, and the personal computer industry in general, is characterized by rapidly changing technology. There can be no assurances that the further development of the in-process research and development of the Company will result in commercially viable products.

DEPENDENCE UPON THIRD PARTY SOFTWARE DEVELOPERS

  MetaTools and Fractal use certain products and technologies of both domestic and foreign third party software developers, including both complete products offered as extensions of the companies' product lines and technologies used in the enhancement of internally developed products. For example, Fractal licenses its Expression and Poser products from third party software developers, and MetaTools licenses Final Effects, Studio Effects and the MetaPhotos collection of royalty free photographs from third party software developers. Such products and technologies are obtained from third party providers under contractual license agreements, which in some cases are for limited time periods and may be terminated under certain circumstances. There can be no assurance that the Company will be able to maintain adequate relationships with any such third party providers (including, in particular, those Fractal relationships that will be maintained by the Company after the Merger), that these third party providers will commit adequate development resources to maintain these products and technologies, or that any license agreement for a limited time period will be renewed upon termination. In such circumstances, the Company's inability to obtain or develop substitute technology could adversely affect the business, results of operations, financial condition and cash flows of the Company. Unlike internally developed products, these license arrangements also may limit the Company's ability to timely create and release product upgrades and to effectively control the product development process.

LIMITED OPERATING HISTORY; UNCERTAIN PROFITABILITY; FLUCTUATING RATES OF
GROWTH

  MetaTools and Fractal have only limited operating histories on which an evaluation of their businesses and prospects can be based. MetaTools was incorporated in March 1987 and did not introduce its first internally developed product until January 1993. Fractal was incorporated in April 1991 and commenced shipment of its initial product in August 1991. MetaTools experienced losses in each quarter of 1994 and in the first two quarters of 1995. MetaTools also realized a loss in the fourth quarter of 1996 due to a one-time write-off of acquired in-process technology and other acquisition costs charge related to the acquisition of RTG. Fractal had experienced revenue growth in recent fiscal periods but in April announced preliminary net revenue estimates for its fourth quarter of fiscal 1997 that are less than net revenues for the comparable period in fiscal 1996. Fractal experienced a loss in its first quarter of fiscal 1997 as a result of one-time acquisition charges in connection with the acquisition of Ray Dream, and announced preliminary estimates of a loss in the fourth quarter of fiscal 1997. There can be no assurance that the net revenues of the Company will continue at their current level or will grow, or that the Company will be able to achieve sustained profitability on a quarterly or annual basis. MetaTools' and Fractal's historical net revenue growth rates, both domestically and internationally, have varied significantly between monthly and quarterly periods. Therefore, recent net revenue comparisons should not be taken as indicative of the rate of net revenue growth, if any, that can be expected in the future. See "Recent Developments--MetaTools Quarterly Results."

DEPENDENCE ON KEY PERSONNEL AND DIFFICULTY OF IDENTIFYING AND HIRING CERTAIN PERSONNEL

  The future performance of the Company is substantially dependent on the performance of its executive officers and key employees. The loss of the services of any of the executive officers or other key employees of the Company for any reason could have a material adverse effect on the business, operating results, financial condition and cash flows of the Company.

  The future success of the Company also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. In that regard, the Company anticipates that the operations of the Company may require the hiring and retaining of additional senior management. Competition for such personnel is intense, and the Company has experienced difficulty in identifying and hiring qualified engineering personnel. There can be no assurance that the Company will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect upon the Company's business, operating results, financial condition and cash flows.

HIGHLY COMPETITIVE MARKETS

  The markets for graphics software products such as those offered by the Company are intensely competitive, subject to rapid change and characterized by constant demand for new product features, pressure to accelerate the release of new products and product enhancements and pressure to reduce prices. A number of companies currently offer products that compete directly or indirectly with one or more the Company's products. Competitors include, among others, Adobe Systems Incorporated ("Adobe"), Corel Corporation ("Corel"), Micrografx Incorporated ("Micrografx"), Macromedia, Inc. ("Macromedia"), Silicon Graphics, Inc. (through its Alias/Wavefront division), Microsoft Corporation ("Microsoft") and Broderbund Software, Inc. ("Broderbund"). Many of the Company's competitors or potential competitors have significantly greater financial, managerial, technical, and marketing resources. A variety of potential actions by any of these competitors, including a reduction of product prices, increased promotion, announcement or accelerated introduction of new or enhanced products or features, acquisitions of software applications or technologies from third parties, product giveaways or product bundling could have a material adverse effect on the business, operating results, financial condition and cash flows of the Company. In the event of price erosion, the Company may be unable to successfully reposition itself to accommodate these actions.

  Present or future competitors may be able to develop products comparable or superior to those offered by the Company or adapt more quickly to new technologies or evolving customer requirements. In addition, developers of personal computer operating systems, including Microsoft and Apple Computer, may incorporate 3D functionality into their operating systems, which may be superior to or incompatible with the products of the Company, thus adversely affecting the Company's operating results. In particular, while the Company currently is developing additional product enhancements that they believe address customer requirements, there can be no assurance that the development or introduction of these additional product enhancements will be successfully completed on a timely basis or that these product enhancements will achieve market acceptance. Accordingly, there can be no assurance that the Company will be able to continue to compete effectively in its markets, that competition will not intensify or that future competition will not have a material adverse effect on the business, operating results, financial condition and cash flows of the Company.

DEPENDENCE ON DISTRIBUTORS AND ON OTHER THIRD PARTIES

  While each of MetaTools and Fractal derives some revenues from direct sales, most of their respective revenues are derived from the sale of products through third parties. The companies sell their products worldwide through multiple distribution channels, including traditional software distributors, hardware and software OEMs, international distributors, educational distributors, VARs, hardware superstores, retail dealers, and direct marketers. In addition, the companies' products are manufactured by third party manufacturing and fulfillment providers. Ingram Micro, Inc. ("Ingram") and Prisma Distributionsgesellschaft GmbH, MetaTools' principal distributors, accounted for approximately 26% and 1% of net revenues, respectively, for the fiscal year ended December 31, 1995, and approximately 18% and 15% of net revenues, respectively, for the fiscal year ended December 31, 1996. For the fiscal year ended March 31, 1996 and the nine months ended December 31, 1996, aggregate sales to Fractal's five principal distributors, including Ingram, represented approximately 46% and 55%, respectively, of Fractal's net revenues, and sales to Ingram represented approximately 16% and 23%, respectively, of Fractal's net revenues.

  The Company will be dependent on the continued viability and financial stability of these third parties. Any termination or significant disruption of the Company's relationship with any major distributor or retailer, or a significant reduction in sales volume attributable to the Company's principal resellers could materially and adversely affect the business, operating results, financial condition and cash flows of the Company. The distribution channels through which the Company's software products are sold have been characterized by rapid change, significant margin pressures, consolidation and financial difficulties, including certain of the Company's current distributors and retailers. In addition, new distribution channels may develop and there can be no assurance that the Company will be able to effectively distribute its products through such channels. The bankruptcy, deterioration in financial condition or other business difficulties of a distributor or retailer could render the Company's accounts receivable from such entity uncollectible, which could result in a material adverse effect on the Company's business, operating results, financial condition and cash flows. The bankruptcy, deterioration in financial condition or other business difficulties of a third party manufacturer and fulfillment provider could lead to delays in fulfilling and shipping orders for the Company's products, which could result in a material adverse effect on the Company's business, operating results, financial condition and cash flows. Retailers of the Company's products typically have a limited amount of shelf space and promotional resources for which there is intense competition, and the Company depends in part upon promotional efforts of distributors in placing products with retailers. There can be no assurance that distributors and retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of shelf space and promotional support. Failure of distributors or retailers to do so could have a material adverse effect on the business, operating results, financial condition and cash flows of the Company.

  An integral element of the Company's strategy is to enhance and diversify its channels of distribution both domestically and internationally. The Company is currently investing, and the Company plans to continue to invest, a significant portion of its cash and personnel resources to expand its domestic and international direct sales and marketing force and develop distribution relationships with additional third-party distributors and resellers. The Company's ability to achieve significant revenue growth in the future will depend in large part on its success in recruiting and training sufficient sales personnel, distributors and resellers.

  Certain of the Company's products operate as plug-in extensions and enhancements for specific print, animation, video and multimedia application platforms, including Adobe's PhotoShop, Illustrator, After Effects and Premiere; Autodesk's Animator Studio and 3D Studio; Corel's PhotoPaint; Macromedia's Freehand; Micrografx's Picture Publisher; and other application platforms. Market acceptance of the Company's plug-in products is dependent upon market acceptance of these third-party application platforms as well as the willingness of the manufacturers of such platforms to permit their platforms to be extended and enhanced by plug-in products such as those of the Company. A decline in demand for any such platforms or exclusionary practices by the manufacturers of such platforms would have a material adverse effect on the Company's business, operating results, financial condition and cash flows.

EVOLVING MARKETS FOR COMPUTER GRAPHIC IMAGING AND INTERNET/ONLINE DESIGN TOOLS

  The markets for computer graphic imaging and Internet/online design tools are still emerging. There can be no assurance that the markets for the Company's existing products will grow, that digital graphic and Internet/online content developers will adopt the Company's products, that sufficient distribution resources will be available to market the Company's products in a timely manner or that such products will be successful in achieving market acceptance. The demand for computer graphic imaging and Internet/online design tools is dependent upon a number of variables, including the installed base of digital graphic and multimedia capable personal computers, the widespread availability of digital media and the number and expertise of skilled content producers. If the markets for such tools fail to grow or grow more slowly than the Company currently anticipates, or if the Company's products fail to achieve market acceptance, the Company's business, operating results, financial condition and cash flows would be materially adversely affected.

INTERNATIONAL OPERATIONS AND EXPANSION

  International sales represented approximately 28% of the Company's net revenues in the fiscal year ended December 31, 1995 and approximately 36% of net revenues in the fiscal year ended December 31, 1996. International sales represented approximately 41% of Fractal's net revenues in the fiscal year ended March 31, 1996, and approximately 41 % of net revenues in the nine months ended December 31, 1996. A key component of the Company's strategy is continued expansion into international markets, primarily Japan and Western Europe, and the Company currently anticipates that international sales will represent an increasing portion of the Company's net revenues. The Company will need to retain effective distributors and hire, retain and motivate qualified personnel internationally to expand its international presence. There can be no assurance that the Company will be able to successfully market, sell, localize and deliver its products in these international markets.

  In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, problems and delays in collecting accounts receivable, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity during summer months in Europe and certain other parts of the world and potentially adverse tax consequences, any of which could adversely impact the success of international operations. Sales of products by the Company currently are denominated in U.S. dollars. Accordingly, any increase in the value of the U.S. dollar as compared to currencies in the Company's principal overseas markets would increase the foreign currency-denominated cost of the Company's products, which may negatively affect the Company's sales in those markets. The Japanese yen has decreased in value relative to the U.S. dollar in recent months. In addition to the potential impact on the pricing of the Company's products, this decline will likely lower the rate of dollar revenue growth, operating results and cash flow. To date, the Company has not engaged in currency hedging transactions to reduce the effect of currency exchange rate fluctuations. In addition, effective copyright and trade secret protection may be limited or unavailable under the laws of certain foreign jurisdictions. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations and, consequently, on the business, operating results, financial condition and cash flows of the Company.

PROPRIETARY RIGHTS AND LICENSES

  The Company relies on a combination of copyright, trademark, patent, trade secret laws, employee and third-party nondisclosure agreements and exclusive contracts to protect its intellectual and proprietary rights and products. The Company distributes its software under shrinkwrap license agreements but generally does not obtain signed license agreements from its end users. In keeping with software industry standards, the Company does not copy protect their software. Accordingly, it may be possible for unauthorized third parties to copy or reverse engineer the Company's products or otherwise obtain and use information that the Company regards as proprietary. Furthermore, there can be no assurance that competitors will not independently develop technologies that are substantially equivalent or superior to the technologies of the Company. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which software piracy of their products exists, software piracy can be expected to be a persistent problem. In addition, the laws of certain countries in which the Company's products are or may be distributed do not protect products and the intellectual rights to the same extent as do laws in the United States.

  As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software increasingly will become the subject of claims that such software infringes the rights of others. There can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertions will not result in costly litigation or require the Company to obtain a license to intellectual property rights of third parties. There can be no assurance that such licenses will be available on reasonable terms or at all. Furthermore, the Company licenses certain software products from other companies for distribution or inclusion in their own products. There can be no assurance that upon the expiration of these licenses, such licenses will be available again on reasonable terms or at all, or that similar products could be obtained to substitute for these products. The inability to license such products could have a material adverse effect on the Company's business, operating results, financial condition and cash flows.

VOLATILITY OF METATOOLS STOCK PRICE

  The prices of MetaTools and Fractal Common Stock have fluctuated significantly in the past and continue to fluctuate significantly. For example, on February 11, 1997, the last full trading day prior to the public announcement of the execution of the Reorganization Agreement, the closing sale prices on Nasdaq were $15.00 per share of MetaTools Common Stock and $8.125 per share of Fractal Common Stock. Between February 11, 1997 and April 21, 1997, MetaTools Common Stock has closed as high as $14.63 per share and has closed as low as $6.94 per share, and was $7.25 per share on April 21, 1997, the most recent practicable date prior to the printing of this Registration Statement. Furthermore, between February 11, 1997 and April 21, 1997 the Fractal Common Stock has closed as high as $10.38 per share and as low as $4.88 share. On April 21, 1997, the closing price of Fractal Common Stock was $5.00 per share. The managements of MetaTools and Fractal each believe that such recent fluctuations may have been caused by a number of factors, including the volatility in technology markets generally, the general weakness in the domestic retail software market for graphics products, the weakness in retail software distribution channels, recent announcements by each company of preliminary financial results below the expectations of industry analysts, the uncertainty in the future of the Macintosh platform and volatility in the stock prices of a number of publicly-traded companies in industries similar to that of MetaTools and Fractal. The companies anticipate that prices for their respective common stocks prior to consummation of the proposed merger, including during the periods between stockholder/shareholder approvals and consummation of the Merger, and the price for the Company Common Stock will continue to be volatile due to those factors discussed above, as well as announcement of new products, quarterly fluctuations, fluctuations in results of operations, continued volatility in the stock market and other factors. In addition, in the quarter ending June 30, 1997, MetaTools is expected to ship Kai's Photo Soap and Fractal is expected to ship Painter 5.0. Should either company not meet these expected shipment dates, it could have a material adverse affect on the Company's stock price. See "--Fluctuations in Quarterly Results."

CONCENTRATION OF STOCK OWNERSHIP

  As of February 28, 1997, the directors and executive officers of the Company and their respective affiliates beneficially own approximately 45% of the Company's outstanding Common Stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."

                             SELLING STOCKHOLDERS

  The following table sets forth as of the date of this Prospectus, the name of each of the Selling Stockholders, the number of shares of Common Stock that each such Selling Stockholder owns as of such date, the number of shares of Common Stock owned by each Selling Stockholder that may be offered for sale from time to time by this Prospectus, and the number of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the Common Stock offered hereby. None of the Selling Stockholders has held any position or office or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.

                          SHARES BENEFICIALLY OWNED                    SHARES BENEFICIALLY
                              PRIOR TO OFFERING                        OWNED AFTER OFFERING
                          ----------------------------                 -----------------------   ---
                                                           NUMBER OF
    NAME OF SELLING                                         SHARES
      STOCKHOLDER            NUMBER        PERCENT       BEING OFFERED  NUMBER       PERCENT
    ---------------       -------------- -------------   ------------- ----------   ----------
Alexei Lebedev..........          91,283            *        91,283            --            --
Boris Lipovsky..........          30,427            *        30,427         --           --
Michael Petrov..........          30,427            *        30,427         --           --
Wexford Overseas
Partners I, L.P.........          69,207            *        69,207         --           --
Wexford Capital Partners
II, L.P.................         295,043          2.1(1)    295,043         --           --

--------
*Less than 1%.

(1) After the consummation of the Merger, Wexford Capital Partners II, L.P. will own 1.3% of the Company assuming no sales hereunder.

                             PLAN OF DISTRIBUTION

  The Shares covered by this Prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The Shares may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

  In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the Company's Common Stock short and deliver the Shares offered hereby to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this Prospectus.

  Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholder. Broker-dealers may agree with the Selling Stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

  In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  The Company has advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

  At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

  The sale of Shares by the Selling Stockholders is subject to compliance by the Selling Stockholders with certain contractual restrictions with the Company. There can be no assurance that the Selling Stockholders will sell all or any of the Shares.

  The Company has agreed to indemnify the Selling Stockholders and any person controlling a Selling Stockholder against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

  The Company has agreed with the Selling Stockholders to keep the Registration Statement of which this Prospectus constitutes a part effective for up to 180 days following the effective date of this Registration Statement. The Company intends to de-register any of the Shares not sold by the Selling Stockholders at the end of such 180 day period.

                                 LEGAL MATTERS

  Certain legal matters relating to the validity of the securities offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California ("WSGR"). Jeffrey D. Saper, a member of WSGR, owns 16,000 shares of Common Stock of the Company, and certain affiliated investment partnerships of WSGR own 9,000 shares of Common Stock of the Company.

                                    EXPERTS

  The audited consolidated financial statements and financial statement schedule as of December 31, 1996 and 1995 and for each of the three years ended December 31, 1996, 1995 and 1994 incorporated by reference in this Prospectus have been incorporated by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, which report is given upon the authority of said firm as experts in accounting and auditing.

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  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE BY THIS
PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF OR OFFER TO SELL THE SHARES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................  2
Additional Information.....................................................  2
Incorporation of Certain Documents by Reference............................  3
The Company................................................................  4
Recent Developments........................................................  5
Forward-Looking Statements.................................................  8
Risk Factors...............................................................  9
Use of Proceeds............................................................  18
Selling Stockholders.......................................................  18
Plan of Distribution.......................................................  19
Legal Matters..............................................................  20
Experts....................................................................  20

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                                516,387 SHARES

                                METATOOLS, INC.

                               -----------------

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                                  MAY 5, 1997

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